3-22-04

SECURITI 04003783 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52764

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thor Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1207 Delaware Avenue
(No. and Street)

Buffalo (City) New York (State) 14209 (Zip Code)

KARIAN L HICKS
Notary Public, State of New York
Registration No. 01HI6052379
Qualified in Erie County
My Commission Expires 08/28/2005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Keane 716-332-6122
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Assocoaites, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Rd (Address) Weston (City) CT (State) 06883 (Zip Code)

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin R. Keane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thor Trading LLC, as of Decemberer 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

K R Keane
Signature

President
Title

Karian L Hicks
Notary Public

KARIAN L HICKS
Notary Public State of New York
Registration No. 01HI6062379
Qualified in Erie County
My Commission Expires 08/06/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOR TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Thor Trading LLC

We have audited the accompanying statement of financial condition of Thor Trading LLC (the "Company"), as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Thor Trading LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 1, 2004

THOR TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 488,932
Receivable from clearing brokers	147,512
Receivable from member	701,750
Office equipment, at cost, net of accumulated depreciation of $31,093	48,014
Other assets	24,040
TOTAL ASSETS	$ 1,410,248

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 7,893
MEMBERS' EQUITY	1,402,355
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,410,248

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Thor Trading LLC (the Company) was organized in the State of Delaware in February 2000 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission and the American Stock Exchange in August and September 2000 respectively. The Company was organized primarily to execute transactions for its own trading accounts and forwards all such transactions to the Company's clearing agents on a fully disclosed basis. As stated in the Company's Operating Agreement, unless otherwise extended by amendment, the Company shall dissolve by December 31, 2025.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of December 31, 2003, the amounts receivable from clearing brokers reflected in the statement of financial condition are amounts due from Computer Clearing Services, Inc., and Schonfeld & Company, LLC.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the use of estimates by management. Actual results could differ from these estimates.

For purposes of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. Cash and cash equivalents includes $469,149 in a mutual fund held at the bank.

3. RECEIVABLE FROM MEMBER

Receivable from member represents a promissory note due from a member of the Company. The note bears interest at 6% per annum and is payable in two annual installments of $350,000 each through December 17, 2005. The member's capital account has been increased by the value of this note.

4. OTHER ASSETS

Included in other assets is the Company's $11,682 investment in Trinix Securities, LLC ("Trinix"). This investment is pursuant to a trading agreement signed by the Company on December 3, 2002. As a member in Trinix, the Company is authorized to trade Trinix's proprietary accounts, subject to restrictions, risk parameters, and principle's of trading established by the managing members of Trinix. Distribution of profits and losses from Trinix is made according to methodology prescribed in Trinix's operating agreement, and is included in the trading loss reflected on the statement of operations.

5. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

6. COMMITMENTS

The Company leases office space in New Jersey and New York under non-cancelable leases expiring on February 28, 2005 and December 31, 2004, respectively. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum lease payments on this lease are $27,348 and $2,398 for 2004 and 2005 respectively.

In addition, the Company has entered into a service order agreement that expires in December 2004. Future payments related to this arrangement vary according to usage with a minimum fee of $450 per month.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $620,918, which exceeded the minimum requirement of $100,000 by $520,918. The Company's ratio of aggregate indebtedness to net capital ratio was .01 to 1.